U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number 0-22512


(Check One):

[X] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F  [ ] Form 10Q and Form 10-QSB [ ] Form N-SAR


For Period Ended: January 1, 2005

         [_] Transition Report on Form 10-K

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q

         [_] Transition Report on Form N-SAR


For the Transition Period Ended:
                                 -----------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

                                     Part I

                             Registrant Information


Full Name of Registrant:            WEST MARINE, INC.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number): 500 Westridge Drive

City, state and zip code:                          Watsonville, CA  95076-2700



                                     Part II

                             Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


                                    Part III

                                    Narrative

      West Marine is due to file its annual report on Form 10-K on March 17, 2005. However, because of changes in its accounting practices and policies with respect to leasing transactions, which were precipitated by a letter issued by the SEC's chief accountant on February 7, 2005, West Marine has experienced a delay in the audit of its results of operations for the fiscal year ended January 1, 2005. West Marine fully anticipates completing its audit in the near term and filing its annual report on Form 10-K within the next fifteen calendar days.

      West Marine does not anticipate that any negative or significant change in results of operations from the corresponding period from the prior fiscal year ended January 3, 2004 will be reflected in the consolidated statements of operations to be included in this year's annual report on Form 10-K. As previously reported in a press release dated March 3, 2005, West Marine expects to report net income (unaudited) for the year of $25.5 million, or $1.20 per share, compared to net income of $20.1 million, of $0.99 per share, for the previous fiscal year. As of the date of this filing, West Marine has not identified any material weakness (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.

                                     Part IV

                                Other Information

(1) Name and telephone number of person to contact in regard to this notification:

             Eric Nelson                            (831) 728-2700

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If the answer is no, identify report(s).

             [X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [  ] Yes   [X] No



                                WEST MARINE, INC.
                   -------------------------------------------
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 17, 2005                By:  /s/ Eric S. Nelson
                                             ---------------------------------
                                            Eric S. Nelson
                                            Senior Vice President and
                                            Chief Financial Officer